UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Graybar Electric Company, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

None
(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

CUSIP No. …………………………………N/A

1. Names of reporting persons.

Richard A. Cole

2. Check the appropriate box if a member of a group
(see instructions)

(a) X

(b)

SEC use only
3. …………………………………………………………………….
…………………………………………………..........................

4. Citizenship or place of organization: USA

Number of	5. Sole voting power: -0-
Shares
beneficially	6. Shared voting power: 11,143,261
owned by
each reporting	7. Sole dispositive power: 17,458*
person with:
8. Sole dispositive power: -0-

9. Aggregate amount beneficially owned by each reporting person: 11,143,261*

10. Check if the aggregate amount in Row (9) excludes certain shares
(see instructions): _____

11. Percent of class represented by amount in Row (9): 84.3%

12. Type of reporting person (see instructions): IN

*Includes 867 shares subscribed for by reporting person under the registered offering of shares by means of the Prospectus, dated November 9, 2011, which formed a part of the Company’s registration statement (No. 333-176515), which shares were issued as of January 13, 2012 (the “2011 Stock Offering”). Also includes 1,508 shares received in the 10% stock dividend payable to shareholders of record on January 3, 2012, paid on February 1, 2012.

1. Names of reporting persons.

Lawrence R. Giglio

2. Check the appropriate box if a member of a group
(see instructions)

(a) X

(b)

SEC use only
3. …………………………………………………………………….
…………………………………………………..........................

4. Citizenship or place of organization: USA

Number of	5. Sole voting power: -0-
Shares
beneficially	6. Shared voting power: 11,143,261
owned by
each reporting	7. Sole dispositive power: 22,165*
person with:
8. Sole dispositive power: -0-

9. Aggregate amount beneficially owned by each reporting person: 11,143,261*

10. Check if the aggregate amount in Row (9) excludes certain shares
(see instructions): _____

11. Percent of class represented by amount in Row (9): 84.3%

12. Type of reporting person (see instructions): IN

*Includes 1,338 shares subscribed for by reporting person under the 2011 Stock Offering. Also includes 1,893 shares received in the 10% stock dividend payable to shareholders of record on January 3, 2012, paid on February 1, 2012.

1. Names of reporting persons.

Thomas S. Gurganous

2. Check the appropriate box if a member of a group
(see instructions)

(a) X

(b)

SEC use only
3. …………………………………………………………………….
…………………………………………………..........................

4. Citizenship or place of organization: USA

Number of	5. Sole voting power: -0-
Shares
beneficially	6. Shared voting power: 11,143,261
owned by
each reporting	7. Sole dispositive power: 22,572*
person with:
8. Shared dispositive power: -0-

9. Aggregate amount beneficially owned by each reporting person: 11,143,261*

10. Check if the aggregate amount in Row (9) excludes certain shares
(see instructions): _____

11. Percent of class represented by amount in Row (9): 84.3%

12. Type of reporting person (see instructions): IN

*Includes 1,071 shares subscribed for by reporting person under the 2011 Stock Offering. Also includes 1,954 shares received in the 10% stock dividend payable to shareholders of record on January 3, 2012, paid on February 1, 2012.

1. Names of reporting persons.

Kathleen M. Mazzarella

2. Check the appropriate box if a member of a group
(see instructions)

(a) X

(b)

SEC use only
3. …………………………………………………………………….
…………………………………………………..........................

4. Citizenship or place of organization: USA

Number of	5. Sole voting power: -0-
Shares
beneficially	6. Shared voting power: 11,143,261
owned by
each reporting	7. Sole dispositive power: 16,563*
person with:
8. Shared dispositive power: -0-

9. Aggregate amount beneficially owned by each reporting person: 11,143,261*

10. Check if the aggregate amount in Row (9) excludes certain shares
(see instructions): _____

11. Percent of class represented by amount in Row (9): 84.3%

12. Type of reporting person (see instructions): IN

*Includes 1,581 shares subscribed for by reporting person under the 2011 Stock Offering. Also includes 1,362 shares received in the 10% stock dividend payable to shareholders of record on January 3, 2012, paid on February 1, 2012.

1. Names of reporting persons.

Robert A. Reynolds, Jr.

2. Check the appropriate box if a member of a group
(see instructions)

(a) X

(b)

SEC use only
3. …………………………………………………………………….
…………………………………………………..........................

4. Citizenship or place of organization: USA

Number of	5. Sole voting power: -0-
Shares
beneficially	6. Shared voting power: 11,143,261
owned by
each reporting	7. Sole dispositive power: 50,332*
person with:
8. Shared dispositive power: -0-

9. Aggregate amount beneficially owned by each reporting person: 11,143,261*

10. Check if the aggregate amount in Row (9) excludes certain shares
(see instructions): _____

11. Percent of class represented by amount in Row (9): 84.3%

12. Type of reporting person (see instructions): IN

*Includes 3,291 shares subscribed for by reporting person under the 2011 Stock Offering. Also includes 4,276 shares received in the 10% stock dividend payable to shareholders of record on January 3, 2012, paid on February 1, 2012.

Item 1(a)    Name of issuer:

Graybar Electric Company, Inc.

Item 1(b)    Address of issuer’s principal executive offices:

34 North Meramec Avenue
St. Louis, Missouri 63105

Item 2(a)    Name of person filing:

Pursuant to the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, this Schedule 13G is being filed on behalf of the following persons as Voting Trustees of the Voting Trust established by a Voting Trust Agreement dated as of March 16, 2007 (the “Voting Trust”):

(i)	Richard A. Cole

(ii)	Lawrence R. Giglio

(iii)	Thomas S. Gurganous

(iv)	Kathleen M. Mazzarella

(v)	Robert A. Reynolds, Jr.

Attached hereto as Exhibit A is the agreement in writing of each of the above that this Schedule 13G is filed on behalf of each of them.

Item 2(b)    Address of principal business office or, if none, residence:

(i)	The principal business office of Ms. Mazzarella and Messrs. Cole, Giglio, Gurganous, and Reynolds is:

c/o Graybar Electric Company, Inc.
34 North Meramec Avenue
St. Louis, Missouri 63105

Item 2(c)    Citizenship:

All persons named in response to Item 2(a) are citizens of the United States of America.

Item 2(d)    Title of class securities:

Common Stock, par value $1.00 per share.

Item 2(e)    CUSIP Number:

None – not publicly traded.

Item 3        Not applicable.

Item 4        Ownership:

(a)    Amount beneficially owned:

At December 31, 2011, 9,635,928 shares of Common Stock, par value $1.00 per share (the “Common Stock”), of Graybar Electric Company, Inc. (“Graybar”) had been deposited in the Voting Trust. 545,911 shares have been acquired or will be acquired by means of the installment method under the 2011 Stock Offer and were or will be deposited into the Voting Trust. 961,422 shares were distributed as a result of the 10% stock dividend paid on February 1, 2012. As indicated in paragraph (c) below, each of the persons named in response to Item 2(a) has shared beneficial ownership (power to vote or direct the voting) of all of the shares held or deemed to be held in the Voting Trust.

The following table shows the ownership (sole power to dispose or direct the disposition) of Voting Trust Interests representing shares of Common Stock owned at December 31, 2011 by the persons named in response to Item 2(a) (including shares, the ownership of which each reporting person is entitled to acquire within 60 days of such date):

Name	Number of Shares

Richard A. Cole	17,458
Lawrence R. Giglio	22,165
Thomas S. Gurganous	22,572
Kathleen M. Mazzarella	16,563
Robert A. Reynolds, Jr.	50,332

(b)    Percent of class:

The shares of Common Stock described in response to Item 4(a) amounted to approximately 84.3% of the outstanding shares of Common Stock on December 31, 2011.

(c)    The following table sets forth, as of December 31, 2011, for each of the persons named in response to Item 2(a), the number of shares of Common Stock as to which such person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition of, or (iv) shared power to dispose or to direct the disposition of:

	Power to vote or to direct the vote*		Power to dispose or to direct the disposition of
Name	Sole	Shared	Sole	Shared

Richard A. Cole	-0-	11,143,261	17,458	-0-
Lawrence R. Giglio	-0-	11,143,261	22,165	-0-
Thomas S. Gurganous	-0-	11,143,261	22,572	-0-
Richard D. Offenbacher	-0-	11,143,261	16,563	-0-
Robert A. Reynolds, Jr.	-0-	11,143,261	50,332	-0-

_________________________

*The Voting Trustees may not, without the consent of the holders of Voting Trust Interests representing at least 75% of the aggregate number of shares of Common Stock then deposited in the Voting Trust, vote on or consent to the merger or consolidation of Graybar into another corporation, the sale of all or substantially all of Graybar’s assets or the liquidation and dissolution of Graybar.

Item 5        Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ( ).

Item 6        Ownership of More than 5 Percent on Behalf of Another Person.

All dividends payable with respect to shares of Common Stock deposited in the Voting Trust (or the Voting Trust Interests issued with respect thereto) are payable to the Voting Trustees as the owners of record of such shares. The Voting Trustees are authorized to retain, subject to the terms of the Voting Trust Agreement, any shares of Common Stock received as a stock dividend, and to deliver to each holder of Voting Trust Interests representing shares of Common Stock on which such stock dividend shall have been paid additional Voting Trust Interests for the number of shares received as a dividend with respect to such Common Stock. The Voting Trustees pay or cause to be paid to the holders of Voting Trust Interests an amount equal to any cash dividends and any distribution paid other than in cash or Common Stock. The Voting Trustees have no power to direct the sale or to receive the proceeds of a sale of the Common Stock deposited in the Voting Trust, such power being in the holders of the Voting Trust Interests issued in respect of such shares of Common Stock.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2012

/S/ RICHARD A. COLE
Richard A. Cole
Voting Trustee

EXHIBIT A

The persons named below hereby agree to file one Schedule 13G to report ownership as of December 31, 2011 of Common Stock of Graybar Electric Company, Inc., and agree that Amendment No. 5 to the Schedule 13G, to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.

/S/ RICHARD A. COLE
Richard A. Cole	Lawrence R. Giglio

Thomas S. Gurganous	Kathleen M. Mazzarella

Robert A. Reynolds, Jr.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2012

/S/ LAWRENCE R. GIGLIO
Lawrence R. Giglio
Voting Trustee

EXHIBIT A

The persons named below hereby agree to file one Schedule 13G to report ownership as of December 31, 2011 of Common Stock of Graybar Electric Company, Inc., and agree that Amendment No. 5 to the Schedule 13G, to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.

/S/ LAWRENCE R. GIGLIO
Richard A. Cole	Lawrence R. Giglio

Thomas S. Gurganous	Kathleen M. Mazzarella

Robert A. Reynolds, Jr.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2012

/S/ THOMAS S. GURGANOUS
Thomas S. Gurganous
Voting Trustee

EXHIBIT A

The persons named below hereby agree to file one Schedule 13G to report ownership as of December 31, 2011 of Common Stock of Graybar Electric Company, Inc., and agree that Amendment No. 5 to the Schedule 13G, to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.

Richard A Cole	Lawrence R. Giglio

/S/ THOMAS S. GURGANOUS
Thomas S. Gurganous	Kathleen M. Mazzarella

Robert A. Reynolds, Jr.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2012

/S/ KATHLEEN M. MAZZARELLA
Kathleen M. Mazzarella
Voting Trustee

EXHIBIT A

The persons named below hereby agree to file one Schedule 13G to report ownership as of December 31, 2011 of Common Stock of Graybar Electric Company, Inc., and agree that Amendment No. 5 to the Schedule 13G, to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.

Richard A. Cole	Lawrence R. Giglio

/S/ KATHLEEN M. MAZZARELLA
Thomas Gurganous	Kathleen M. Mazzarella

Robert A Reynolds, Jr.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2012

/S/ ROBERT A. REYNOLDS, JR.
Robert A. Reynolds, Jr.
Voting Trustee

EXHIBIT A

The persons named below hereby agree to file one Schedule 13G to report ownership as of December 31, 2011 of Common Stock of Graybar Electric Company, Inc., and agree that Amendment No. 5 to the Schedule 13G, to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.

Richard A. Cole	Lawrence R. Giglio

Thomas S. Gurganous	Kathleen M. Mazzarella

/S/ ROBERT A. REYNOLDS, JR.
Robert A. Reynolds, Jr.